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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                SCHEDULE 14D-9
                               (Amendment No. 8)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
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                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
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 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 8 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000, and as subsequently amended December 12, 2000, December 18, 2000, December 22, 2000, December 26, 2000, December 27, 2000, December 29, 2000
and January 5, 2001 (as so amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the
Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4(b) is hereby amended by adding the following at the end thereof:

     On January 5, 2001, Mr. Rogel telephoned Mr. Swindells to discuss the Weyerhaeuser Offer and a representative of Weyerhaeuser's financial advisor telephoned a representative of Goldman Sachs to discuss the same. Both Mr. Swindells and the representative of Goldman Sachs reiterated that Willamette is not for sale and that Willamette's Board of Directors, consistent with its fiduciary duties, had previously informed itself regarding the Weyerhaeuser Offer.

     Mr. Rogel also telephoned Mr. Robert M. Smelick, a member of Willamette's Board of Directors, on January 5, 2001. In accordance with Company policy, Mr. Smelick did not return the phone call.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2001        WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer
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Schedule II is hereby amended and restated in its entirety as follows:

                                  Schedule II

     On November 6, 2000, Stuart J. Shelk, Jr., a member of Willamette's Board of Directors, transferred title to 4,000 shares of Willamette Common Stock to his son.

     On December 20, 2000, on the advice of counsel, William Swindells,
Chairman of Willamette's Board of Directors, resigned as trustee of (i) the Trust dated December 26, 1963, (ii) the Trust dated November 24, 1965, (iii) the Trust dated August 12, 1968, (iv) the Trust under the will of Irene G. Swindells and (v) the Marital Trust under the will of William Swindells, Sr., in each case in favor of another family member. In addition, on December 20, 2000, Mrs.
Ann Swindells, the spouse of Mr. Swindells, resigned as trustee of the Trust dated December 30, 1979, in favor of another family member. Neither Mr. Swindells nor Mrs. Swindells has or shares investment control over securities held by such trusts, which hold, in the aggregate, 1,293,008 shares of Willamette Common Stock.